# The Cookie Department, Inc.

## BALANCE SHEET
### As of December 31, 2019

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Bill.com Money In Clearing | 0.00 |
| Bill.com Money Out Clearing | 0.00 |
| PayPal | 96.03 |
| Petty Cash | 279.48 |
| Wells Fargo Checking 6803 | 13,658.15 |
| Wells Fargo Savings 5991 | 228.11 |
| **Total Bank Accounts** | **$14,261.77** |
| Accounts Receivable | |
| Accounts Receivable | 56,536.55 |
| **Total Accounts Receivable** | **$56,536.55** |
| Other Current Assets | |
| Credit Card Receivables | 0.00 |
| Inventory Asset | -174.25 |
| Finished Product On Hand | 3,710.37 |
| Packaging Inventory | 10,384.56 |
| **Total Inventory Asset** | **13,920.68** |
| Prepaid Creative Services | 0.00 |
| Uncategorized Asset | 0.00 |
| Undeposited Funds | 1,162.86 |
| **Total Other Current Assets** | **$15,083.54** |
| **Total Current Assets** | **$85,881.86** |
| Fixed Assets | |
| Accumulated Depreciation | -6,044.74 |
| Computers & Equipment | 3,430.56 |
| Furniture and Fixtures | 0.00 |
| Packaging Equipment | 0.00 |
| Printing Plates | 3,750.00 |
| **Total Fixed Assets** | **$1,135.82** |
| Other Assets | |
| Accumulated Amoritization | 0.00 |
| Deposit - Gas & Cylinders | 360.43 |
| Deposit - Packing  Machine | 3,621.17 |
| Deposit - Rent | 500.00 |
| Goodwill | 0.00 |
| Loan to Shareholder - AR | 62,821.00 |
| **Total Other Assets** | **$67,302.60** |
| **TOTAL ASSETS** | **$154,320.28** |

# The Cookie Department, Inc.

## BALANCE SHEET
As of December 31, 2019

| | TOTAL |
|---|---:|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 12,330.57 |
| **Total Accounts Payable** | **$12,330.57** |
| Credit Cards | |
| American Express -73000 | 5,805.14 |
| Best Buy Credit Card 8827 | 1,076.28 |
| Capital One Credit Card | 0.00 |
| Chase Credit Card 2850 | 24,069.19 |
| US Bank Credit Card 5090 | 10,585.94 |
| Wells Fargo Business Card 4862 | 5,629.27 |
| **Total Credit Cards** | **$47,165.82** |
| Other Current Liabilities | |
| Direct Deposit Liabilities | 0.00 |
| Fundbox Invoice Advances | 7,444.50 |
| Hebrew Free - Loan Payable | 0.00 |
| Interest Free Loans | |
| Loan Payable  - Kassman | 5,000.00 |
| Loan Payable - Jesse Powell | 5,000.00 |
| **Total Interest Free Loans** | **10,000.00** |
| Kiva User Funds, LLC Interest Free Loan | 0.00 |
| Loan Payable - Bob Grossman | 20,966.00 |
| Loan Payable - Craig Maunter | 0.00 |
| Loan Payable - Pam Marcus | 18,475.00 |
| Officer Payables - AR | 0.00 |
| Payroll Liabilities | -35.34 |
| Federal | -242.78 |
| State | -311.80 |
| **Total Payroll Liabilities** | **-589.92** |
| **Total Other Current Liabilities** | **$56,295.58** |
| **Total Current Liabilities** | **$115,791.97** |

# The Cookie Department, Inc.

## BALANCE SHEET
As of December 31, 2019

|  | TOTAL |
|---|---:|
| Long-Term Liabilities | |
|   Convertible Note | |
|    Convertible Note - Andrea Kirschner | 17,539.73 |
|    Convertible Note - Barry Labov | 59,090.13 |
|    Convertible Note - Charles Lawrence | 11,528.77 |
|    Convertible Note - Danielle Woods | 11,643.84 |
|    Convertible Note - David Ramone | 113,413.70 |
|    Convertible Note - Noah Alper | 11,586.30 |
|    Convertible Note - Renae Scott | 5,763.56 |
|    Convertible Note - Wilson Tsai | 11,578.08 |
|    Convertible Note Wefunder | 96,086.98 |
|   **Total Convertible Note** | **338,231.09** |
|   Irene Unterberger Website Development Loan | -150.00 |
|   Micro Loan - OBDC | 5,501.45 |
|   N/P - Pkg Machine | 0.00 |
|  **Total Long-Term Liabilities** | **$343,582.54** |
| **Total Liabilities** | **$459,374.51** |
| Equity | |
|   Adjustment to Shareholder Equity | -93,369.29 |
|   Capital Stock | 2,500.00 |
|    Craig Maunter | 10,000.00 |
|    Ruth White | 5,000.00 |
|    Shaunette | 10,000.00 |
|  **Total Capital Stock** | **27,500.00** |
|   Opening Balance Equity {3} | 37,500.20 |
|   Retained Earnings | -215,970.91 |
|   Net Income | -60,714.23 |
| **Total Equity** | **$ -305,054.23** |
| **TOTAL LIABILITIES AND EQUITY** | **$154,320.28** |